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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 14D-9


                 RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934




                       PRODIGY COMMUNICATIONS CORPORATION
                            (Name of Subject Company)
                        PRODIGY COMMUNICATIONS COPORATION
                       (Names of Persons Filing Statement)
                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                CUSIP 74283 P107
                      (CUSIP Number of Class of Securities)
                                 DANIEL IANNOTTI
                       PRODIGY COMMUNICATIONS CORPORATION
                             6500 RIVER PLACE BLVD.
                                  BUILDING III
                                AUSTIN, TX 78735
                                  (512)527-1150


           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the
                            persons filing statement)


                                 With Copies to:
                                 ROBERT S. BAIRD
                             VINSON & ELKINS L.L.P.
                               ONE AMERICAN CENTER
                               600 CONGRESS AVENUE
                                   SUITE 2700
                              AUSTIN, TX 78701-3200
                                 (512) 495-8400
/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.         SUBJECT COMPANY INFORMATION.

   (a) The name of the subject company is Prodigy Communications Corporation, a Delaware corporation. Prodigy Communications Corporation's principal executive

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         offices are at 6500 River Place Blvd., Building III, Austin, TX 78730
         and its telephone number is (512) 527-1500.

   (b) The class of securities to which this Statement relates is Class A Common Stock. As of August 7, 2001, there were 70,480,750 shares of Class A Common Stock outstanding and approximately 4,223,313 shares of Class A Common Stock subject to issuance at $5.45 or less pursuant to Prodigy's stock option and incentive plans.

ITEM 2.         IDENTITY AND BACKGROUND OF FILING PERSON.

   (a) The filing person of this Statement is Prodigy Communications Corporation, a Delaware corporation. The business address and business telephone number of Prodigy are set forth in Item 1(a) above.

   (b) This Statement relates to the tender offer by SBC Internet Communications, Inc. ("SBC Internet"), an indirect wholly owned subsidiary of SBC Communications Inc. ("SBC"), to purchase all of the outstanding Class A Common Stock at a price of $5.45 per share on the terms and conditions set forth in the Offer to Purchase, dated October 2, 2001 and related Letter of Transmittal (together with the Offer to Purchase, the "Offer").

   (c) Schedule TO reflects that the principal offices of SBC Internet are located at 175 E. Houston Street, San Antonio, TX 78205.

ITEM 3.         PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

   (a) Prodigy's most recent Form 10-K filed with the SEC is incorporated herein by reference. The information set forth under "SBC Transaction" and "Certain Factors That May Affect Future Operating Results" discuss SBC's relationship with Prodigy and the potential for conflicts of interest.

   (b) Prodigy and SBC have reached an understanding to amend the Internet Service Resale Agreement ("Resale Agreement") to allow SBC to reduce portal payments to Prodigy for DSL services for those DSL subscribers who do not use and cancel the DSL service. The understanding was approved by an Independent Directors Committee of Prodigy's Board of Directors on September 26, 2001 but the amendment has not yet been executed by Prodigy or SBC. The proposed amendment is attached as
         Exhibit 1.

   (c) Prodigy and SBC have reached an understanding to amend the Narrowband Internet Sales Agency Agreement to allow Prodigy to delay the date on which Prodigy incurs an obligation to make bounty payments to SBC for the acquisition of dial-up subscribers who initially pay a discounted promotional rate. The understanding would amend the Narrowband Internet Sales Agency Agreement by delaying the incurrence of the obligation for such bounty payments until the issuance of the third monthly bill for Prodigy's service. The understanding was approved by an Independent Directors Committee of Prodigy's Board of Directors

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         on September 26, 2001 but the amendment has not yet been executed by
         Prodigy or SBC. The proposed amendment is attached as Exhibit 2.

   (d) Prodigy and SBC have reached an understanding to amend the Resale Agreement to provide that SBC will be the retailer of ISDN Internet access service and that such subscribers will be treated as if they are business dial-up subscribers. Under the amendment, SBC will pay Prodigy the monthly business dial-up fee for such ISDN subscribers. The understanding was approved by an Independent Directors Committee of Prodigy's Board of Directors on September 26, 2001 but the amendment has not yet been executed by Prodigy or SBC. The proposed amendment is attached as Exhibit 3.

   (e) SBC's shared voting power and ownership of Prodigy and Prodigy's common stock are identified in Item 6, "Special Factors, Background of SBC's Investment in Prodigy" and "Security Ownership of Certain Beneficial Owners and Management" of SBC's Offer and Schedule TO and are incorporated herein by reference.

   (f) See "Additional Information" of SBC's Amendment No. 1 to Schedule TO which is incorporated herein by reference.

ITEM 4.         THE SOLICITATION OR RECOMMENDATION.

   (a) AS MORE FULLY DESCRIBED BELOW, PRODIGY IS UNABLE TO TAKE A POSITION AT THIS TIME ON SBC's $5.45 PER SHARE OFFER GIVEN THE POSSIBILITY OF AN INCREASED OFFER PRICE OR A NEGOTIATED TRANSACTION.

   (b) Due to SBC's significant ownership of Prodigy and the various business relationships with Prodigy, Prodigy's Board of Directors recognized the potential for a conflict of interest between SBC and Prodigy and formed an Independent Directors Committee ("Committee") in December of 2000 to independently evaluate Prodigy and SBC agreements. The Committee is comprised of three Directors who have no affiliation with SBC or any other major shareholder. The Board delegated the authority to the Committee to determine what recommendation Prodigy would make to its shareholders with respect to SBC's tender offer. On October 15, 2001, the Committee unanimously determined that Prodigy is unable to take a position at this time on a recommendation to shareholders. The reasons for this position are as follows:

            o The possibility of an increase in the Offer price by SBC. On October 15, 2001, SBC filed Amendment No. 1 to its Schedule TO which describes the status of discussions between SBC and its representatives with the Committee and its representatives.

            o The possibility of a negotiated transaction between Prodigy and SBC whereby Prodigy would be acquired by SBC.

   (c) Prodigy's letter transmitting its position to shareholders is attached as Exhibit 4.

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         Prodigy's press release announcing its position is attached as Exhibit
         5.

   (d) To the best of Prodigy's knowledge, after making reasonable inquiry, none of Prodigy's executive officers and directors currently intends to tender pursuant to the Offer any shares held of record or beneficially owned by them as of the date hereof.

ITEM 5.         PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

   (a) Prodigy's Committee engaged Deutsche Banc Alex Brown Inc. ("Deutsche Banc") to advise and assist the Committee in the course of the Committee's consideration of the Offer and its fairness. The engagement letter between Deutsche Banc and Prodigy provides that Prodigy will indemnify and hold harmless Deutsche Banc from any liability resulting from its engagement other than liability resulting from Deutsche Banc's gross negligence. In the engagement letter Prodigy also agreed to reimburse Deutsche Banc for its out of pocket costs and expenses and to pay the fee described in Item 5(b) at such time as Deutsche Banc renders its opinion to the Independent Directors Committee.

   (b) Prodigy's Committee agreed that Prodigy would pay Deutsche Banc a fee of $3,000,000 for its assistance and analysis. No portion of the fee is contingent on the nature of Deutsche Banc's advice regarding the offer.

   (c) Except as set forth above, neither Prodigy nor any person acting on its behalf has employed, retained or compensated any other person to make any solicitations or recommendations to shareholders on its behalf concerning the Offer.

ITEM 6.         INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   (a) Neither Prodigy, nor, to the best of its knowledge, any of its officers, directors, affiliates or subsidiaries has engaged in any transactions in Class A Common Stock in the past 60 days.

ITEM 7.         PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

   (a) Except as described in this Statement, no negotiation is being undertaken or engaged in by Prodigy which relates to or would result in: (i) a tender offer or other acquisition of the shares by Prodigy;
         (ii) an extraordinary transaction, such as a merger, reorganization, or liquidation, involving Prodigy; (iii) a purchase, sale, or transfer of a material amount of assets by Prodigy; or (v) any material change in the present indebtedness or capitalization of Prodigy.

   (b) At a meeting of the Board of Directors of Prodigy held on October 15, 2001, the Board granted to the Committee the authority to consider the draft merger agreement furnished by SBC to counsel for the Committee and to make any recommendations with respect thereto. Any such merger agreement would require the unanimous approval of the Executive Steering Committee and approval of the Board. Except as described or referred to in this Statement, there are no transactions, Prodigy Board resolutions, agreements in principle or signed contracts entered into in response to the Offer that would relate to one or more of the matters referred to in this Item 7.

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   (c)   As part of Prodigy's Committee's investigations concerning the Offer, members of the Committee and its advisors engaged in the discussions with SBC and its representatives, including discussions regarding the adequacy of the price.

ITEM 8.         ADDITIONAL INFORMATION.

On October 3, 2001, Telefonos de Mexico, S.A. de C.V. ("Telmex") and Carso Global Telecom, S.A. de C.V. ("CGT"), collectively the largest shareholder of Prodigy common stock, announced their determination that the Offer was not adequately priced at $5.45 per share. Telmex and CGT announced that they "did not rule out a sale of Prodigy and would be prepared to give thoughtful and measured consideration to an appropriate acquisition proposal." On October 11, 2001, VarTec Telecom Inc., the third largest shareholder of Prodigy common stock, announced that it would refuse to tender its shares in the Offer.

ITEM 9.         EXHIBITS.

1              Proposed Amendment No. 2 to Resale Agreement

2              Proposed Amendment No. 1 to Internet Sales Agency Agreement

3              Proposed Amendment No. 3 to Resale Agreement

4              October 16, 2001 Shareholder Recommendation Letter

5              October 16, 2001 Press Release





                                    SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             PRODIGY COMMUNICATIONS CORPORATION

                             By: /s/ Daniel Iannotti
                                     ------------------------------------
                             Name:  Daniel Iannotti
                             Title: Senior Vice President, General Counsel &
                                    Secretary


Date: October 16, 2001

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